

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 19, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of READY CAPITAL CORPORATION, under the Exchange Act of 1934:

- 8.625% Series B Cumulative Preferred Stock, par value $0.0001 per share
- 6.25% Series C Cumulative Convertible Preferred Stock, par value $0.0001 per share
- 7.625% Series D Cumulative Redeemable Preferred Stock, par value $0.0001 per share

Sincerely,